Praxair, Inc. and Subsidiaries
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                                                                   EXHIBIT 12.01


                      PRAXAIR, INC. AND SUBSIDIARIES
                    Ratio of Earnings to Fixed Charges
                   (Millions of dollars, except ratios)


                                              Years Ended December 31,
                                          1998   1997   1996   1995   1994
EARNINGS

Income of consolidated companies
 before provision for income taxes        $596   $622   $452   $432   $339
Capitalized interest                       (36)   (32)   (25)    (9)    (4)
Depreciation of capitalized interest         7      7      9      8      8
Dividends from less than 50%-owned
 companies carried at equity                 2      1      1      1      -
Praxair share of income (loss) before
 provision for income taxes of
 50%-owned companies carried at equity       1      3     16     15      8
Total earnings, net of fixed charges      $570   $601   $453   $447   $351

FIXED CHARGES

Interest on long-term
 and short-term debt                      $260   $216   $195   $116   $108
Capitalized interest                        36     32     25      9      4
Rental expenses representative of an
 interest factor                            23     23     23     10     11
Praxair share of fixed charges of
 50%-owned companies carried at equity       2      1      3      4      2
Total fixed charges                       $321   $272   $246   $139   $125

Total adjusted earnings available for
 payment of fixed charges                 $891   $873   $699   $586   $476

Preferred stock dividend requirements     $  6   $  8   $  8      -      -

RATIO OF EARNINGS TO FIXED CHARGES         2.8    3.2    2.8    4.2    3.8

RATIO OF EARNINGS TO FIXED CHARGES
 AND PREFERRED STOCK DIVIDENDS             2.7    3.1    2.7    4.2    3.8